UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):
[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED; EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended June 30, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from                  to

Commission File Number: 0-26802

     A. Full title of plan and the address of the plan, if different from that of the issuer named below:

CheckFree Services Corporation 401(k) Plan

     B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

CheckFree Corporation
4411 East Jones Bridge Road
Norcross, Georgia 30092

CHECKFREE SERVICES CORPORATION 401(k) PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
CHECKFREE SERVICES CORPORATION 401(k) PLAN STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
CHECKFREE SERVICES CORPORATION 401(k) PLAN NOTES TO FINANCIAL STATEMENTS
SUPPLEMENTAL SCHEDULE
(See Independent Auditors’ Report) SCHEDULE OF ASSETS HELD (AT END OF YEAR)
JUNE 30, 2003
SIGNATURES
EXHIBIT INDEX
EX-23

CHECKFREE SERVICES CORPORATION 401(k) PLAN

Financial Statements
As of June 30, 2003 and 2002
and For The Year Ended June 30, 2003
and Independent Auditors’ Report

Index to Financial Statements and Schedules

Independent Auditors’ Report	1

Financial Statements:

Statements of Net Assets Available for Benefits as of June 30, 2003 and 2002	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended June 30, 2003	3

Notes to Financial Statements	4

Supplemental Schedule as of June 30, 2003:

Form 5500 Schedule H, Part IV, Line 4I, Schedule of Assets Held (At End of Year)*	8

* Schedules required under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which they are required.

Signatures	9

Exhibit Index

INDEPENDENT AUDITORS’ REPORT

Plan Administrator and Participants
CheckFree Services Corporation 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the CheckFree Services Corporation 401(k) Plan (the “Plan”) as of June 30, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended June 30, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at June 30, 2003 and 2002, and the changes in net assets available for benefits for the year ended June 30, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held (at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the 2003 basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Atlanta, Georgia
December 12, 2003

CHECKFREE SERVICES CORPORATION 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	June 30,
	2003	2002
ASSETS
INVESTMENTS, At fair value:
Mutual funds	$26,571,771	$23,947,184
Common collective funds	25,139,629	23,513,440
CheckFree Corporation common stock fund	17,550,792	4,684,286
Participant loans	1,445,953	1,164,206

Total investments	70,708,145	53,309,116

RECEIVABLES:
Employer contributions	3,143,704	3,228,879
Employee contributions	411,267	—

Total receivables	3,554,971	3,228,879

NET ASSETS AVAILABLE FOR BENEFITS	$74,263,116	$56,537,995

See notes to financial statements.

CHECKFREE SERVICES CORPORATION 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
June 30, 2003
ADDITIONS (DEDUCTIONS):
Investment income:
Interest and dividends	$611,077
Net appreciation in fair value of investments	10,680,123

11,291,200
Investment expenses	(93,260)

Net investment income	11,197,940

Contributions:
Employer contributions	3,143,838
Employee contributions	9,066,013
Rollovers	477,106

Total contributions	12,686,957

Distributions to participants	(6,138,260)
Administrative expenses	(21,516)

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	17,725,121

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	56,537,995

End of year	$74,263,116

See notes to financial statements.

CHECKFREE SERVICES CORPORATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF PLAN

The following brief description of the CheckFree Services Corporation 401(k) Plan (formerly known as the CheckFree Corporation 401(k) Plan) (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution savings plan covering all employees of CheckFree Services Corporation and its affiliates who have adopted the Plan as a participating employer (collectively, the “Company”). An employee may immediately enroll in the Plan upon attaining age 18 and having completed one hour of service. Employees who have completed 1,000 hours of service and are employed on the last day of the Plan year, or an employee who dies, becomes disabled, or retires during the year is eligible to receive the employer-matching contributions to the Plan. The Plan is subject to the provisions of the Employment Retirement Income Security Act of 1974 (“ERISA”).

Administration - The Plan is administered by the Company. AMVESCAP National Trust Company (“AMVESCAP”) is the trustee and recordkeeper for the Plan. All administrative fees paid to the trustee in order to manage the Plan are paid by the Company. Administrative fees related to loan set-up and maintenance charges and investment expenses are paid by the Plan.

Contributions - Eligible employees of the Company may elect to defer 1% to 80% of their annual income for retirement, up to a maximum in 2003 of $12,000 annually for employees under 50 years of age or $14,000 annually for employees 50 years old or older. The Company matches 100% of the participant’s contribution up to a maximum $1,000 contribution per employee, and the Company, at its discretion, may make additional matching contributions into the Plan. The employer match is made in units of the CheckFree Corporation Stock Fund, and employees may elect to sell those units after a period of one year. In 2003, the Company made a discretionary matching contribution of $1,541,000 which was determined based on a percentage of individual participants’ contributions during the plan year.

Participant Accounts - Each participants’ account is credited with the participants’ contributions and an allocation of the Company’s contributions and Plan earnings (losses) and charged with any administrative expenses associated with distributions. Allocations are based on the participants’ account balance as defined in the Plan.

Vesting - Participants are immediately vested in their contributions plus the earnings thereon. In addition, the participants are immediately vested in the matching employer contribution and any discretionary contributions made into the Plan.

Participant Loans - Loans are recorded at an amount equal to their remaining principal balance. Loan terms range from one to five years (or longer periods if the purpose of the loan is for the purchase of a principal residence), are collateralized by the balance in the participant’s account, and bear interest at rates determined by the Plan trustee. Participants may borrow a minimum of $1,000 up to a maximum of 50% of the borrower’s plan account, not to exceed $50,000. Interest rates ranged from 5.25% to 10.50% and 5.75% to 10.50% as of June 30, 2003 and 2002, respectively. Principal and interest are paid ratably through monthly payroll deductions.

Plan Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

CHECKFREE SERVICES CORPORATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS, CONTINUED

Payment of Benefits - A participant’s account balance may be withdrawn upon termination of employment. A participant’s account balance may be withdrawn before retirement or termination of employment only upon attainment of age 59 1/2. A participant must commence receiving benefits by age 70 1/2. A participant may elect to receive the value of his or her account in one or more of the following methods: (a) lump-sum payment; (b) a single or joint and survivor premium annuity contract; (c) partly in cash and partly as a single premium annuity contract; or (d) periodic installments over a period not to exceed 15 years.

Investment Options - Participants may change their investment options at any time during the Plan year. On May 1, 2003, seven investment options were added to the Plan, and three investment options were removed. The investment options added were Invesco Core Equity Fund, Invesco Structured Small-Cap Value Equity Trust, MFS Total Return Fund, MFS Value Fund, One Group Mid-Cap Growth Fund, Lord Abbett Mid-Cap Value Fund and PIMCO Total Return Fund. The investment options removed were Invesco Total Return Trust, MAS Mid-Cap Value Fund and American Bond Funds of America. Any deferrals directed into the removed investment options were automatically mapped to new investment options beginning on May 1, 2003. In addition, any remaining fund balances in the removed investment options were automatically transferred to new investment options on October 31, 2003. The removed investment options were mapped to new investment options as follows: Invesco Total Return Trust was mapped to MFS Total Return Fund, MAS Mid-Cap Value Fund was mapped to Lord Abbett Mid-Cap Value Fund and American Bond Funds of America was mapped to PIMCO Total Return Fund.

As of June 30, 2003, a participant could direct employee contributions in any of 20 investment options: Invesco 500 Index Trust, AIM Constellation Fund, AIM Premier Equity Fund, Invesco Stable Value Trust, Invesco International Equity Trust, Invesco Leisure Fund, Invesco Health Sciences Fund, Invesco Financial Services Fund, Invesco Technology Fund, Invesco Small Company Growth Fund, Invesco Telecommunications Fund, Invesco Core Equity Fund, Invesco Structured Small-Cap Value Equity Trust, Janus Mercury Fund, MFS Total Return Fund, MFS Value Fund, One Group Mid-Cap Growth Fund, Lord Abbett Mid-Cap Value Fund, PIMCO Total Return Fund and CheckFree Corporation Common Stock Fund.

2. SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Common collective funds are valued at fair value based on quoted market prices of the underlying instruments. The CheckFree Corporation Company Stock Fund is valued at fair value based on the quoted market price of the underlying stock. Participant loans are valued at remaining principal balance which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in certain mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, such management fees and operating expenses are included in the net appreciation in fair value of investments.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

CHECKFREE SERVICES CORPORATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS, CONTINUED

Risks and Uncertainties - The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with various investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Payment of Benefits - Benefits are recorded when paid.

3. INVESTMENTS

The following table presents the fair values of investments as of June 30. Investments that represent 5% or more of the Plan’s net assets are separately identified:

	2003	2002
CheckFree Corporation Company Stock Fund, 1,056,379 and 504,229 units, respectively	$17,550,792	$4,684,286
Invesco 500 Index Trust, 464,341 and 444,105 shares, respectively	11,283,491	10,760,660
AIM Constellation Fund, 496,135 and 483,987 shares, respectively	9,183,467	9,152,189
Invesco Stable Value Trust, 7,273,831 and 5,713,314 shares, respectively	7,273,831	5,713,314
AIM Premier Equity Fund, 865,998 and 882,009 shares, respectively	7,170,466	7,523,539
Invesco International Equity Trust, 230,347 and 234,309 shares, respectively	3,975,785	4,426,099
American Bond Fund of America, 253,638 and 254,053 shares, respectively	3,401,282	3,152,800
Others	10,869,031	7,896,229

	$70,708,145	$53,309,116

During the year ended June 30, 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as investments held during the year) appreciated (depreciated) in value as follows:

Mutual Funds	$97,914
Common Collective Funds	(230,975)
CheckFree Corporation Company Stock Fund	10,813,184

$10,680,123

4. TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated March 11, 1996 that the Plan was designed in accordance with the applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

CHECKFREE SERVICES CORPORATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS, CONTINUED

5. RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds and common collective funds managed by AMVESCAP, the trustee and recordkeeper as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for mutual fund investment management services are included as a reduction of the return earned on each fund. Administrative expenses paid on behalf of the Plan by the sponsor, CheckFree Services Corporation, were $21,080 for the year ended June 30, 2003. Fees paid to AMVESCAP by the Plan were $114,776 for the year ended June 30, 2003.

At June 30, 2003 and 2002, the Plan held 1,056,379 and 504,229 units, respectively, of CheckFree Corporation Company Stock Fund. This fund is primarily invested in stock of CheckFree Corporation, the parent of the sponsoring employer.

SUPPLEMENTAL SCHEDULE

(See Independent Auditors’ Report)
SCHEDULE OF ASSETS HELD (AT END OF YEAR)

JUNE 30, 2003

		Description of Investment Including
Party-in-Interest	Identity of Issuer, Borrower,	Date, Rate of Interest, Collateral,			Current
to the Plan	Lessor, or Similar Party	Par, or Maturity Value	Shares	Cost (1)	Value
*	AMVESCAP National Trust Company	Invesco 500 Index Trust	464,341		$11,283,491
*	AMVESCAP National Trust Company	AIM Constellation Fund	496,135		9,183,467
*	AMVESCAP National Trust Company	AIM Premier Equity Fund	865,998		7,170,466
*	AMVESCAP National Trust Company	Invesco Stable Value Trust	7,273,831		7,273,831
*	AMVESCAP National Trust Company	Invesco International Equity Trust	230,347		3,975,785
*	AMVESCAP National Trust Company	Invesco Total Return Trust	73,162		2,589,201
*	AMVESCAP National Trust Company	Invesco Leisure Fund	22,430		801,201
*	AMVESCAP National Trust Company	Invesco Health Sciences Fund	17,478		768,661
*	AMVESCAP National Trust Company	Invesco Financial Services Fund	28,044		712,311
*	AMVESCAP National Trust Company	Invesco Technology Fund	30,294		613,456
*	AMVESCAP National Trust Company	Invesco Small Company Growth Fund	74,670		701,155
*	AMVESCAP National Trust Company	Invesco Telecommunications Fund	27,136		254,804
*	AMVESCAP National Trust Company	Invesco Core Equity Fund	2,532		26,733
*	AMVESCAP National Trust Company	Invesco Structured Small-Cap Value
		Equity Trust	265		17,322
	American Funds	American Bond Fund of America	253,638		3,401,282
	Janus Funds	Janus Mercury Fund	71,045		1,198,522
	Morgan Stanley Institutional	Morgan Stanley US Mid-Cap Core
	Fund Trust	Investment Fund	48,727		821,050
	PIMCO Funds	PIMCO Total Return Fund	33,765		371,410
	Lord Abbett Family of Funds	Lord Abbett Mid-Cap Value Fund	14,063		228,808
	MFS Family of Funds	MFS Total Return Fund	11,295		158,587
	MFS Family of Funds	MFS Value Fund	7,388		130,097
	One Group Mutual Funds	One Group Mid-Cap Growth Fund	1,640		29,760
*	CheckFree Corporation	CheckFree Corporation Common
		Stock Fund	1,056,379		17,550,792
*	Participant Loans	Various participant loans,
		interest rates ranging from 5.25%
		to 10.50%, maturing through 2017			1,445,953

					$70,708,145

(1) Cost amounts not presented for participant-directed funds

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CheckFree Services Corporation, the sponsor and plan administrator of the CheckFree Services Corporation 401(k) Plan

Dated: December 19, 2003	By:	/s/ John J. Browne, Jr.

		Name:	John J. Browne, Jr.
		Title:	Vice President, Controller and Chief Accounting Officer

Dated: December 19, 2003	By:	/s/ Deborah N. Gable

		Name:	Deborah N. Gable
		Title:	Senior Vice President, Human Resources

EXHIBIT INDEX

Exhibit No.	Description
23	Independent Auditors’ Consent